UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

June 26, 2015

COMMISSION FILE NO. 1 - 10421

LUXOTTICA GROUP S.p.A.

Piazzale Cadorna 3, MILAN, 20123 ITALY
(Address of principal executive office)

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Luxottica Group appoints liquidity provider

Milan (Italy), June 25, 2015 - Luxottica Group S.p.A. (MTA: LUX; NYSE: LUX), a leader in the design, manufacture and distribution of fashion, luxury and sports eyewear, announced it has signed an agreement to enhance the market liquidity of Luxottica Group shares in compliance with CONSOB’s market practices permitted under resolution n. 16839 adopted on March 19, 2009 regarding activity to support market liquidity. The agreement is between the Company and Kepler Capital Markets SA (the “Intermediary”), with its corporate seat in Paris, France, Avenue Kléber, 112 and registered with the Paris Commercial Register  n. 413 064 841.

Pursuant to the liquidity agreement:

1.         market activities will be conducted on the Mercato Telematico Azionario (MTA), organized and managed by Borsa Italiana S.p.A., starting from June 29, 2015. The agreement is effective until April 30, 2016 with the right of  each party to withdraw prior to expiration;

2.         activities to enhance the liquidity of Luxottica’s ordinary shares shall be carried out independently by the Intermediary (which will purchase and sell ordinary shares in the name and on behalf of the Company) and with all market-related risk borne by the Company. The Company will make Euro 20 million available to the Intermediary in connection with this arrangement;

3.         the maximum number of bought or sold open positions in addition to those held at the beginning of the activity, shall not exceed respectively 2% of the Company’s issued shares. This limit may be exceeded exclusively in the cases set forth and according to the terms provided by CONSOB Resolution n. 16839/2009;

4.         the number of Luxottica Group shares bought or sold by the Intermediary in any given trading day cannot exceed 25% of the average daily volume of the shares traded on the MTA in the prior 20 trading-day period. This limit may be exceeded exclusively in the cases provided by CONSOB Resolution n. 16839/2009.

Contacts

Alessandra Senici

Group Investor Relations and Corporate Communications Director

Tel.: +39 (02) 8633 4870

Email: InvestorRelations@luxottica.com

www.luxottica.com/en/company/investors

Luxottica Group S.p.A.

Luxottica Group is a leader in premium, luxury and sports eyewear with over 7,000 optical and sun retail stores in North America, Asia-Pacific, China, South Africa, Latin America and Europe, and a strong, well-balanced brand portfolio. House brands include Ray-Ban, the world’s most famous sun eyewear brand, Oakley, Vogue Eyewear, Persol, Oliver Peoples, Alain Mikli and Arnette, while licensed brands include Giorgio Armani, Bulgari, Burberry, Chanel, Coach, Dolce & Gabbana, DKNY, Polo Ralph Lauren, Prada, Michael Kors, Starck Eyes, Tiffany and Versace. In addition to a global wholesale network involving 130 different countries, the Group manages leading retail chains in major markets, including LensCrafters, Pearle Vision and ILORI in North America, OPSM and Laubman & Pank in Asia-Pacific, LensCrafters in China, GMO in Latin America and Sunglass Hut worldwide. The Group’s products are designed and manufactured at its six manufacturing plants in Italy, two wholly owned plants in the People’s Republic of China, one plant in Brazil and one plant in the United States devoted to the production of sports eyewear. In 2014, Luxottica Group posted net sales of over Euro 7.6 billion. Additional information on the Group is available at www.luxottica.com.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LUXOTTICA GROUP S.p.A.

	By:	/s/ MICHAEL A. BOXER
Date: June 26, 2015		MICHAEL A. BOXER
Group General Counsel